Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Praise Token, Inc.
1128 OCEAN PARK BLVD, APT 314
Santa Monica, CA 90405
http://www.praisetoken.io/

Up to $5,000,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Praise Token, Inc.
Address: 1128 OCEAN PARK BLVD, APT 314, Santa Monica, CA 90405
State of Incorporation: DE
Date Incorporated: March 29, 2021

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $5,000,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Class B Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: July 31, 2023
Valuation Cap: $15,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Class B Common Stock

Voting Rights:
There are no voting rights associated with Class B Common Stock.

Material Rights:

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

****Investors that qualify for the bonus interest rate will receive an increase in the annual interest rate on Convertible Promissory Notes in this Offering of 5%, 10%, 15% or 20% based on the bonus they qualify for. This means at that if qualified for a 10% bonus, the annual interest rate will be 5.5% instead of 5%.*

<u>**Time-Based Perks**</u>

Friends and Family Early Bird Bonus

Invest within the first 48 hours and receive additional 15% bonus interest rate

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus interest rate

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus interest rate

<u>Amount-Based Perks</u>

$500+ | Bronze Tier Bonus

Early access to new features on the Praise platform and $50 in Praise Credits to use in the app.

$1,000+ | Silver Tier Bonus

Early access to new features on the Praise platform and $100 in Praise Credits to use in the app.

$2,500+ | Gold Tier Bonus

Early access to new features on the Praise platform and $250 in Praise Credits to use in the app.

$5,000+ | Platinum Tier Bonus

5% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, and $500 in Praise Credits to use in the app. (Early Adopter Badge Subject to Change).

$10,000 | Diamond Tier Bonus

10% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, $1,000 in Praise Credits to use in the app, and access to a private dinner with the Founder and Executive Team. (Transportation and lodging not included. Early Adopter Badge Subject to Change).

$25,000 | Super Angels Bonus

15% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, $2,500 in Praise Credits to use in the app, and access to a private dinner with the Founder and Executive Team. (Transportation and lodging not included. Early Adopter Badge Subject to Change).

$100,000+ | Funds and HNWIs Bonus

20% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, $10,000 in Praise Credits to use in the app, access to a private dinner with the Founder and Executive Team (transportation and lodging not included; date tbd), and 1 of 100 Praise Stakeholder NFTs. These tokens will come with voting rights and mint new Praise for the owner on a regular basis, constantly advancing your position. (Early Adopter Badge Subject to Change).

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Praise Token, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Praise is a digital wallet and NFT platform that plans to make currency feel more human. We partner with celebrities, thought-leaders, and top brands and will create collectible coins, which will be tradeable on our platform.

The base currency within our application is called Praise. You will be able to use it to buy and sell our collectible coins, hold it in our app to earn high-yield interest like a bond, or simply give it to friends or people who deserve it.

Whenever you give Praise, we intend to add more to the network, giving some back to the sender in the form of automatic rewards. It's all part of the fun factor we're bringing to currency.

Praise can be easily converted into other cryptocurrencies like Bitcoin, or even back into US dollars, which gives consumers ultimate choice and flexibility with their money.

Praise is currently in development and not yet available on the market.

Competitors and Industry

We see ourselves as a unique player in this space because we come from a gaming and consumer products background, so we're focused on UI/UX first. Our team includes the former VP of Design for Coca Cola, a Techstars alum who co founded a game company that has generated over $100 million in revenue, a former member of the FBI, a finance manager from Accenture, a Boston University professor, and a robust technical and design team that has built and launched multiple large-scale projects.

As a whole, blockchain technology and cryptocurrency have not reached mass adoption for two main reasons:

1. Instability, or volatility, of token prices

2. Poor user experience for holding cryptocurrency or transacting with it

Our solution is focused on solving both problems, while also offering a non-crypto option as we bridge the gap.

Most cryptocurrencies are highly volatile assets because there is not a large enough market for them to sustain a consistent price over time, and they aren't regulated by any central institution. Stable coins solve this problem because they are backed by real-world assets, like gold or US dollars—but they are still hard to obtain and store due to a poor user experience—and the fact that they aren't widely accepted as a form of payment.

This is why we are keeping the blockchain technology under the hood and essentially masking it from the user. The user will see currencies they understand, including their local currency. When a user wishes to make a transaction, currency is exchanged from the stable coin on the backend into their fiat currency of choice. This solves both the usability and the volatility problem, while still leveraging blockchain technology to create cheaper, faster, and more secure transactions than anything available today. We will also offer non-crypto digital currency in our initial products to avoid onboarding issues or delays.

Other players in the space include: OneOf (https://oneof.com/), Eco (http://eco.com/), Metal Pay (https://www.metalpay.com/), Monet (https://monet.network/), and incumbants like Venmo, Square, Cash App, Paypal, etc.

Current Stage and Roadmap

This project is pre-revenue and Praise is pre-development. The Praise app is not built and we are here raising money to build the app.

To date, we've designed early mockups of the product, created multiple partnership opportunities, and assembled our initial team.

Examples of our current stage:

- Partnered with Mousebelt for app development

- Partnered with RockMafia for first NFT drop campaign

- Partnered with Hawke Media for paid marketing

- Partnered with WiseToken for backend on-ramps and off-ramps

- Partnered with LaunchTeam, which is already nurturing a pre-launch group of 800+ stakeholders

- Built email list of over 15,000+ entrepreneurs and potential customers

- Established Partnership Coalition with Clubhouse moderators totaling 6M+ followers

-Partnered with SmashGlobal for NFT drop with Alex Rodriguez and MMA fighters

Our next step is to continue app development.

The Team

Officers and Directors

Name: Jesse Tevelow

Jesse Tevelow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chief Executive Officer, Director
  Dates of Service: March 29, 2021 - Present
  Responsibilities: CEO does not currently take a salary, but there are plans to establish compensation structure in the future. Fundraising, Team Building, Culture, Vision, Marketing. Currently Jesse does not receive a salary and the company has yet to determine what his salary will be, however, there is a plan to make this determination at a later date.

Other business experience in the past three years:

- **Employer:** LaunchTeam
  Title: Founder and CEO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: The principal business of LaunchTeam is go-to-market consulting services. Jesse was responsible for Vision, Scaling, Team Building and Strategy among other things.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares of stock in the Company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity in the amount of up to $5,000,000 USD in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow,

and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational application, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only designed a prototype for Praise. Delays or cost overruns in the development of our application or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes and the shares issued upon conversion of the Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that

grow your investment. Holders of our outstanding Preferred Stock will have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Praise was formed on March 29th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Praise has incurred a net loss and has generated zero revenue since its inception since we have not yet launched a product. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and no revenue. If you are investing in this company, it's because you think that Praise is a good idea, that the team will be able to successfully build, market, and sell its products or services, and that the Company will succeed. Further, the Company has never turned a profit and there is no assurance that it will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products may be dependent on the rules set forth by outside government regulatory bodies such as the SEC (Securities and Exchange Commission), the FTC (Federal Trade Commission), and other government bodies. The laws and regulations concerning the selling of our products may be subject to change, and if they do, the selling of our products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Praise or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Praise could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets. For example, a security breach that affects investors or user confidence in Bitcoin may also cause people to doubt Praise, which could cause the price of our tokens and other blockchain assets to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jesse Tevelow	50,000,000	Class A Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, StartEngine Convertible Note, and SAFE.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 50,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

StartEngine Convertible Note

The security will convert into Class b common stock and the terms of the StartEngine Convertible Note are outlined below:

Amount outstanding: $0.00
Maturity Date: July 31, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00

Conversion Trigger: $1 Million Equity Offering

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $15,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

Amendments: The convertible notes may be amended or waived with the written consent of the Company and holders of at least 51% of the outstanding principal amount of the notes.

SAFE

The security will convert into Non-voting common stock (class b) and the terms of the SAFE are outlined below:

Amount outstanding: $35,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity financing, liquidity event, IPO, Sale

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a convertible noteholder of the company you will have no voting rights and limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $35,000.00
  Use of proceeds: Promotional materials, fundraising costs, website, legal costs
  Date: August 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Because Praise is being incubated by LaunchTeam, a marketing agency owned and operated solely by Praise founder and CEO, Jesse Tevelow, we can operate the business for several months without revenue generation. That said, Praise is a large-scale project that will require significant funding.

Foreseeable major expenses based on projections:

Most of our expenses will be related to paying our team, building the product, and marketing our NFT drops.

Future operational challenges:

One of our biggest operational challenges will be dealing with global regulations around digital currency. We'll do our best to provide simple solutions for our customers.

Future challenges related to capital resources:

Praise will require a significant amount of capital. Unforeseen market conditions could affect our ability to raise funds in the future. We aim to raise significant capital with StartEngine to help us through the bear markets.

Future milestones and events:

Our MVP release is planned for 3-6 months after the competion of our StartEngine raise. This will bring new visibility to the project. Over the next 3-6 months, we also plan to drop NFTs (limited-edition, collectible Praise tokens) with multiple brands. Each drop will symbolize another milestone for the company, bringing new users, greater awareness, and more revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has raised $35,000 from angel investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The StartEngine campaign is not critical to our company's operations. We are also raising money from other sources, and we run other successful companies. However, we see StartEngine as the best place for us to raise money, because we're a US-based company and we want the people of the United States to own actual shares of Praise if they believe in it.

Never before have companies been able to raise money directly from their potential customers. By using StartEngine as a core source of capital, we can work directly with our community to build the digital currency of the future, which is the whole concept of Praise!

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This crowdfunding campaign is the beginning of our funding journey. We've secured capital from a few strategic investors, but we want the citizens of the United States to form the base of our investor community.

This campaign is therefore critical to the viability of the company and will make up most of our fundraising to-date.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum amount, we will still be able to run the company, we just won't be able to grow quickly. It will be very slow for us because we won't have all the capital we need to pay our team consistently or hire new people.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal of $5,000,000, we estmate that we will be able to run the company for several years, but we would expect to raise more money well in advance of running out.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect to raise more capital outside of StartEngine. We see StartEngine as a critical piece of our fundraising strategy, but certainly not the only piece. This should make investors happy. The more great minds and resources we can put around the project, the more likely we are to succeed together.

Indebtedness

- **Creditor:** SAFE- Multiple Investors
  Amount Owed: $35,000.00
  Interest Rate: 0.0%
  15% Discount, No Maturity Date

Related Party Transactions

- **Name of Entity:** LaunchTeam Inc.
  Names of 20% owners: Jesse Tevelow
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Contractors paid for work on Praise StartEngine launch.
  Material Terms: Amount: $5000 contract for work related to the launch

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: Based on market research, experience of leadership team, and recent funding for other similar stage and industry type companies.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  6.5%
  We will use the funds to market our product for a larger round later. We also want to build out our MVP as much as possible. *Estimated based on current expectations. Subject to change.

- *Working Capital*
  20.0%
  We'll keep working capital on hand for partnerships, new hires, or other expenses that may arise as we grow. *Estimated based on current expectations. Subject to change.

- *Company Employment*

20.0%
We will be paying our staff, as well as partners, to build out the infrastructure of Praise. This includes things like legal fees, designers, programmers, business administrators, etc. *Estimated based on current expectations. Subject to change.*Estimated based on current expectations. Subject to change.

- *MVP Build-Out*
  50.0%
  We will use most of our initial funds from the minimum funding goal to build our MVP, which will include the basic Praise Wallet and NFT platform. *Estimated based on current expectations. Subject to change.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  We are bringing digital currency to the masses and working with top brands. This means we'll be marketing Praise to a mainstream audience. We expect to promote our clients heavily, which will in turn help us promote Praise. *Estimated based on current expectations. Subject to change.

- *Research & Development*
  10.0%
  Praise is a lofty project. We can't do it alone. We'll use 10% of the proceeds for our own internal R&D. We may also provide grants to third parties who wish to build products on top of the Praise platform to improve it. *Estimated based on current expectations. Subject to change.

- *Company Employment*
  40.0%
  We believe in people over products. We've already assembled a stellar team. Now we need to pay them! To retain top talent, we need to offer competitive salaries. *Estimated based on current expectations. Subject to change.

- *Operations*
  10.0%
  Our expenses for running the business will include legal fees, administration fees, back-office expenses like accounting, and more. *Estimated based on current expectations. Subject to change.

- *Misc.*
  6.5%
  We will reserve a small portion of funds for unforeseen expenses. *Estimated based on current expectations. Subject to change.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.praisetoken.io/ (http://www.praisetoken.io/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/praise

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Praise Token, Inc.

[See attached]

Praise Token, Inc. (the "Company") a Delaware Corporation

Financial Statements and Independent Auditor's Report

Short Period Ended June 30th, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
Praise Token, Inc.

We have audited the accompanying balance sheets of Praise Token, Inc. as of June 30th, 2021, and the related statements of income, stockholder's equity, and cash flows for the short period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Praise Token, Inc. as of June 30th, 2021, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 12, 2021
Vincenzo Mongio

STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021

ASSETS	
Current Assets	
Cash & Cash Equivalents	3,315
Total Assets	**3,315**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Future Equity Obligations	35,000
Total Liabilities	**35,000**
Equity	
Accumulated Deficit	(31,685)
Total Equity	(31,685)
Total Liabilities & Equity	**3,315**

STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2021

Revenues	-
Operating Expenses	
Marketing	25,000
Consultants - Related Party	5,000
Conferences & Meetings	1,644
Bank Service Fees	41
Total Operating Expenses	31,685
Net Loss	(31,685)

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2021

Cash and Cash Equivalents, Beginning of Period	-
Operating Activities	
Net Loss	(31,685)
Adjustments to reconcile net loss to net cash from operating activities	-
Net cash used in operating activities	(31,685)
Investing Activities	-
Financing Activities	
SAFE Note Issuances	35,000
Net cash provided by financing activities	35,000
Net increase in cash and cash equivalents	3,315
Cash and Cash Equivalents, End of Period	3,315

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE THREE MONTHS ENDED JUNE 30, 2021

	Common Stock					
	# of Shares Amount	**$ Amount**	**Stock Subscription Receivable**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 3/29/21 (inception)	-	-	-	-	-	-
Issuance of Common Stock	50,000,000	500	(500)	-	-	-
Net Income (Loss)	-	-	-	-	(31,685)	(31,685)
Ending Balance 6/30/21	50,000,000	500	(500)	-	(31,685)	(31,685)

Praise Token, Inc
Notes to the Financial Statements
June 30th, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Praise Token, Inc ("the Company") was formed in Delaware on March 29th, 2021. The Company plans to earn revenue through transaction fees, and shared revenue from NFT (non-fungible token) collaborations. The Company is leveraging blockchain technology, combined with gamification principles, to build innovative products that will fuel its growth. The Company's headquarters is in Los Angeles, California. The Company's customers will be primarily located in the United States, although it expects to expand globally..

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital via convertible notes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company paid $5k in consulting fees to a Company controlled by the founder and CEO.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - In 2021, the Company has entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $35k. The SAFE agreements have no maturity date and accrue no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. There was no valuation cap specified.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

* The SAFE notes mature during a change of control or qualified financing event which can occur in any year

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common stock with a par value of $0.00001 per share. 50,000,000 common shares were issued and outstanding as of the date of these financials. The 50,000,000 shares were issued to the founder in exchange for a $500 stock subscription receivable

Common stockholders are entitled to one vote per share and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30th, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 12, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Praise

Currency with a Conscience™


PRAISE®
Currency with a Conscience™
*Images are computer generated demo versions.
Product is still currently under development.
20,176 USD
NFT Drops
PRAISE
Earn Praise

Website | Santa Monica, CA | CONSUMER INTERNET

Praise is a gamified digital currency and NFT platform. We partner with top brands and artists to design 3D-rendered collectible tokens that unlock custom experiences for superfans. We also disburse new tokens to our community on a daily basis as automatic rewards.

$0.00 raised

0 Investors	$15M Valuation Cap
5.0% Annual Interest Rate	$100.00 Min. Investment
20.0% Discount Rate	Conv. Note Offering Type
07/31/23 Maturity Date	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Digital commerce is expected to become an $11.5+ trillion dollar market over the next few years. Other overlapping markets include the Gig Economy, remittances, cryptocurrency, and NFTs.
- Praise's first pilot partner is Rock Mafia, the music label that has collaborated with Eminem, Ariana Grande, John Legend, Selena Gomez, Zedd, Britney Spears, and countless other household names. Other major partners include Mousebelt, Hawke Media, Verses, and Wise Token.
- Praise is backed by LaunchTeam, a successful marketing agency owned by the founder—and several early Angel investors have already invested in the project.

OVERVIEW

Currency with a Conscience™, developed by seasoned industry experts

Praise is a digital wallet and NFT platform that makes currency feel more human. We partner with celebrities, thought-leaders, and top brands to mint limited-edition NFT tokens, which are tradeable on our platform. Praise is currently in development and not yet available on the market.


Praise is a gamified digital currency platform that allows you to....
give people the value they deserve
Cash out -$130.00
Bank account 3664
You earned Praise +$.50
Cash back rewards
You earned Praise +$.50
Referral rewards
You won an NFT! -$200.00
SMASH Global

Earn Praise daily by simply using the app.

Give Praise to whoever you want. It's fun!

Collect Praise NFTs to unlock custom experiences with your favorite celebs and brands.

Convert Praise back into your local currency at any time.

**Images are computer generated demo versions. Product is still currently under development.*

Founder and CEO, Jesse Tevelow, is a three-time bestselling author, product designer, and the founder of an international marketing agency that has helped more than 50 companies and brands go to market. Their clients have raised more than $500 million to date. He also co-founded a game company that has leveraged in-app digital currencies to generate over $100 million since 2009 (Source). Tevelow's experience with digital currency spans over a decade, and his writing has been featured in publications like Bloomberg, Forbes, The Next Web, and Entrepreneur.

Today, he heads the team at Praise, which includes the former Global VP of Design for Coca Cola, a former member of the FBI, a finance manager from Accenture, a Boston University professor, as well as a robust technical and design team that has built and launched multiple large-scale projects. The entire Praise team shares a passion for innovation, and we're on a mission to bring digital currency to the mainstream.

Here's a word from our Core Advisor and Director of Brand, James Sommerville, who previously led Coca-Cola's brand design.


JAMES SOMMERVILLE
CORE ADVISOR

THE PROBLEM

Blockchain technology still isn't fully mainstream, despite its potential to solve a lot of problems

According to recent studies, millennials are the largest living generation in the US, estimated to max out at about 75,000,000 as more immigrants enter the country (Source), and in the very near future, they will have the greatest combined purchasing power in history. While many millennials participate in global transactions, they generally don't trust businesses that store their sensitive personal information.


Millennials and Gen Z have lost trust and loyalty with businesses

75% of millennials believe leaders/businesses focus on their own agendas rather than considering the wider society

62% of millennials think leaders/businesses have no ambition beyond wanting to make money

> This needs to change before millennials attain the greatest combined purchasing power in history and the economy suffers.

(Source)

While blockchain tech offers a better solution, it hasn't reached mass adoption, primarily due to instability of token prices and poor user experience. Most cryptocurrencies are highly volatile assets because they aren't regulated by any central institution, and the market is too small for them to sustain a consistent price over time.


Blockchain and crypto-currencies can be the solution to that distrust **but volatility has hindered mass adoption.**

THE SOLUTION

Leveraging the blockchain to offer cheaper, faster, and more secure transactions—all rooted in fun

Praise utilizes blockchain technology at the core, but still offers a non-crypto option as we bridge the gap.

We've partnered with other successful projects, like Wise Token, to offer immediate liquidity to our users. This means when a user makes a transaction with Praise, they know they can cash out or hold their currency in a stablecoin account to reduce volatility.

For total newbies, we also have Praise Credits, which can be converted into crypto currency whenever you want.

Outside of the base token, we create limited-edition 3-D rendered tokens with top brands, which are available for trading within our app. This helps consumers develop loyalty and trust with the brands they love, while simultaneously maintaining privacy, security, and ownership of their data.

Praise earns a small amount of our own token whenever a transaction occurs, as well as a commission on partner deals for Limited Edition NFT campaigns. We also plan to work business-to-business, providing sellers with a white-label, customizable version of our app. This will allow companies to market themselves, use Praise as an incentive program for employees, and track and reward customers.


Praise can be gamified with algorithmic logic, acting as an incentive-based currency of value.

Facebook enables us to leverage our **online identity.**

Instagram enables us to leverage our **social influence.**

Praise enables us to leverage our **creative value.**

The Praise platform tracks spending and balances, but all personal or private data is owned by the consumer and not trackable by Praise or third-party sellers. Most blockchain technology will be invisible to the end user, and currency balances are listed in the user's local currency for simplicity and ease of use.

THE MARKET

We're approaching a multi-trillion dollar industry with an app as user-friendly as it is revolutionary

Digital commerce is expected to become a $11.5+ trillion dollar market over the next few years (Source). The Gig Economy is estimated to be a $4 trillion dollar market (Source), while Remittances is projected to hit 1T by 2026 (Source).


ECOMMERCE SALES ($B)
6000
5000
4000
3000
2000
1000
2014
2015
2016
2017
2018
2019
2020
2021

> Entrepreneurs and millennials are the future, and businesses must adapt to serve them.

75M
Millennials

$3.7T
Gig Economy

$625B
Remittance

Praise is expected to have peer-to-peer capabilities, zero or nominal transaction fees, and built-in incentives and rewards.

But most importantly, our NFT partnerships and branded collectible coins give the app a game-like feel. And along with every collectible, we plan to spin-off some of the proceeds to fund social acts of kindness. This could include donations to causes, support of a local charity or project, profits back to our own community, and more. With our gaming and consumer product backgrounds, we're focused on UI/UX first. The result is a relational experience, which creates loyalty and trust—not only with Praise itself, but with the businesses and brands that partner with us.


Praise's features stand out from competitors.

	Praise	Bitcoin	Venmo	CC
Peer to peer capability	✓	✓	✓	✓
Zero or nominal transaction fees	✓	✓	✓	✗
Built-in incentives and rewards	✓	✗	✗	✗
NFT platform for limited edition coins	✓	✗	✗	✗

**Images are computer generated demo versions. Product is still currently under development.*

OUR TRACTION

Partnerships with top brands, plus new features and plug-ins in the works!

Praise is pre-revenue, but to-date, we've designed early mockups of the product, created multiple partnership opportunities, and assembled a stellar team. Our first pilot partner is Rock Mafia, the music producer that has collaborated with countless household names, including Eminem, Britney Spears, Wyclef Jean, Selena Gomez, John Legend, Zedd, Miley Cyrus, Kelly Clarkson, Mariah Carey, and Ariana Grande.

We will partner with top brands to release limited edition Praise tokens, which can be traded within our platform. These tokens unlock unique experiences, access to limited-quantity merchandise, discounts, and more.

Our coins will also be visible in augmented reality through our partnership with Verses Technologies.


DAN MAPES
CORE ADVISOR

Eventually, we'll include options to convert Praise into gift cards, automatic donations to causes our users care about, and more. We will also be building browser plug-ins, an API, and an SDK to offer easy access to the technology.


Our limited edition tokens will give you access to unique experiences and discounts with the brands you love.

WHY INVEST

The staying power of Praise is reflected in the data, the innovation of the app, and the success of its team

We want Praise to be around for our children, and our children's children. In the next five years, we expect Praise to be a household name, with "Pay with Praise" buttons all over the internet, and "Raise with Praise" funding campaigns widely used.

Studies have shown that millennials are ready for a global currency that allows them to build relationships with the brands they love, and Praise is ready to deliver. Collectively, our team and advisors have multiple successful companies and exits (over $100M+ in combined value). As blockchain technology is experiencing a watershed moment in mainstream consumer adoption, we believe Praise is positioned to ride the wave. We hope you'll join us!

2007
The Kernel of the Idea
Our founder graduates from Techstars and launches a game company that earns millions of dollars in digital currency sales.

April, 2019
Techstars Garage
Jesse travels back to Boulder, Colorado to refine the Praise concept in a pilot program called Techstars Garage, available only to past Techstars alumni.

July, 2019
First Termsheet
Praise receives a termsheet from a multi-billion dollar VC fund, but ultimately decides the market is not ready, and declines.

January, 2021
LaunchTeam Growth Summit
After sponsoring the LaunchTeam Growth Summit (operated by the Praise team), StartEngine agrees to launch Praise in the United States

March, 2021
The Praise Brand is Born
James Sommerville, former VP of Design for Coca-Cola, joins the team to design the Praise brand.

April, 2021
Praise Partners with Rock Mafia
The music collective that collaborates with Selena Gomez, Miley Cyrus, Eminem, etc. agrees to release NFTs with Praise.

June, 2021
Praise Partners with Wise Token
Wise Token will provide immediate liquidity for holders of Praise.

June, 2021
Praise Partners with SMASH Global
Smash Global will grant access to an exclusive MMA event through Praise NFTs. Past honorees include Chuck Liddell and Mel Gibson.

August, 2021
StartEngine US Launch
Any retail investor in the US can own a piece of Praise

September, 2021
ANTICIPATED Praise Token Auction and Liquidity Pool
Praise will list tokens on Uniswap to raise funds for the liquidity pool and rewards system

Q4, 2021
ANTICIPATED Praise Wallet App
Initial version of our wallet app is released for beta testing.

Q1, 2022
ANTICIPATED Praise Public App Launch
The Praise app launches to the public on iOS and Android

In the Press

KIVO DAILY · LOS ANGELES WIRE · US REPORTER · The US News · New York Weekly

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Meet Our Team



Jesse Tevelow

Founder and CEO

3X Bestselling Author, Techstars Alum, Investor. Jesse has built multiple startups and helped over 50+ clients go to market.



James Sommerville

Brand Design Advisor

Formerly Global VP of Design for Coca-Cola



Ian Arden

Technology Advisor

Ian is an interim Technology Advisor consulting the company in a part time capacity.



Galen Danziger

Engineering Consultant

CTO of Mousebelt. Galen is currently consulting the company on a part-time basis.



Isaac Appiah

UI/UX Consultant

Founder and Creative Director at Odd Research Group. Isaac is currently consulting the company on a part-time basis.



Sam Sarkisian

Partnerships Consultant

Chief Client Officer at LaunchTeam, Boston University Professor of Writing. Sam is currently consulting the company on a part-time basis.



Dani Haberman

Community & Logistics Consultant

Logistics manager at LaunchTeam, Singer, Performer. Dani is currently consulting the company on a part-time basis.

Offering Summary

Company	Praise Token, Inc.
Corporate Address	1128 OCEAN PARK BLVD, APT 314, Santa Monica, CA 90405
Offering Minimum	$10,000.00
Offering Maximum	$5,000,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Class B Common Stock
Conversion Trigger	$1,000,000.00
Maturity Date	July 31, 2023
Valuation Cap	$15,000,000.00
Discount Rate	20.0%
Annual Interest Rate	5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Class B Common Stock in Praise Token, Inc.. The amount of Class B Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

****Investors that qualify for the bonus interest rate will receive an increase in the annual interest rate on Convertible Promissory Notes in this Offering of 5%, 10%, 15% or 20% based on the bonus they qualify for. This means at that if qualified for a 10% bonus, the annual interest rate will be 5.5% instead of 5%.*

Time-Based Perks

Friends and Family Early Bird Bonus

Invest within the first 48 hours and receive additional 15% bonus interest rate

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus interest rate

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus interest rate

Amount-Based Perks

$500+ | Bronze Tier Bonus

Early access to new features on the Praise platform and $50 in Praise Credits to use in the app.

$1,000+ | Silver Tier Bonus

Early access to new features on the Praise platform and $100 in Praise Credits to use in the app.

$2,500+ | Gold Tier Bonus

Early access to new features on the Praise platform and $250 in Praise Credits to use in the app.

$5,000+ | Platinum Tier Bonus

5% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, and $500 in Praise Credits to use in the app. (Early Adopter Badge Subject to Change).

$10,000 | Diamond Tier Bonus

10% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, $1,000 in Praise Credits to use in the app, and access to a private dinner with the Founder and Executive Team. (Transportation and lodging not included. Early Adopter Badge Subject to Change).

$25,000 | Super Angels Bonus

15% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, $2,500 in Praise Credits to use in the app, and access to a private dinner with the Founder and Executive Team. (Transportation and lodging not included. Early Adopter Badge Subject to Change).

$100,000+ | Funds and HNWIs Bonus

20% bonus interest rate, early access to new features on the Praise platform, early adopter profile badge, $10,000 in Praise Credits to use in the app, access to a private dinner with the Founder and Executive Team (transportation and lodging not included; date tbd), and 1 of 100 Praise Stakeholder NFTs. These tokens will come with voting rights and mint new Praise for the owner on a regular basis, constantly advancing your position. (Early Adopter Badge Subject to Change).

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Praise Token, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

When I was 32, I lost my father to a rare form of bone cancer called multiple myeloma.

I became suicidal throughout that process and so did my younger brother, Kevin.

A few years later, Kevin ended up smashing his car headfirst into an 18-wheeler and he died on contact. He was 22 years old.

When you lose someone you love, you suddenly realize what matters to you in life. And for me, it's freedom—freedom to live and experience the world as I choose.

There's a global paradigm shift that's happening as a species.

We want to feel more human. We want to enjoy ourselves, explore our passions, be seen, and live our best lives.

The world is ready for a new kind of currency.

My belief is that currency is very misunderstood right now, and that most people think of currency as money.

The world is ready for a new kind of currency without borders, without institutions, without governments. Praise has the potential to be that currency.

Praise is a digital currency that allows money to flow more freely around the world through your mobile device. Praise can be used for all kinds of things. If you like an artist, give them Praise. If an employee is doing a good job, give them Praise.

Businesses can interact with their customers, or celebrities can interact with their fans... Praise is literally a token of appreciation—that expression. It's just about giving people the value that they deserve.

The world is very transactional right now. I don't like a transactional world. I like a relational world where I can be more human, where I can interact with my friends, my family, and the people I work with without feeling gross about it, frankly.

I think Praise has the capability to make the transfer of value fun again.

James Somerville Video

Hey, my name's James Somerville, I've been working with Jesse now for maybe six months, and he introduced me to the praise concept. I fell in love with it immediately. Why? Because this notion of giving someone a "thank you," of actually just kind of connecting people through a token like Praise—is groundbreaking and exciting at the same time. So in my role as an advisor, going on this journey with Jesse, he is such a great leader. But then if I step aside from that, looking at the potential of brands—I work with global brands and startup brands, but looking at my career as a creative, how we can connect brands with celebrities through these experiential NFTs. Jesse's building an amazing product. He's got an amazing team. I'm so grateful to be part of this team. My small contribution is the branding side of it. You know, I took the idea of the clapping emoji—the three lines that come out of that classic emoji, but separating that and using those three lines as a reference to doing good, to giving Praise. So it's a very simple metaphor, a visual metaphor if you like. And you'll see those come up, you'll see those animated, you see them in digital, and you'll see them in print. But ultimately when we see that —what we want people to see when they see those three hands, those three little clips, is that we realize that's somebody that's giving somebody else some Praise. So, it's exciting to be on this journey with this team, a strong team, an amazing product, and a very exciting future. So hope to see you somewhere down the line and we'll give each other some Praise. Thanks, my name is James.

Dan Mapes Video

Hello, everyone, my name is Dan Mapes. I'm the president and founder of Verses Technology, Inc. We're happy to partner with Jesse and the team at Praise on the Praise project. We've worked with Jesse in the past and had great success and we're excited about this project. It's so wonderful to be part of the new team going forward. So, I wish everybody great success with this. I think we're going to all have a great time and really make a difference. Thanks a lot.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have “knowledge” of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have “knowledge” of a particular fact or other matter if one of the Company’s current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at June 30th, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Mongio & Associates CPA LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 31, 2023 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Class B Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class B Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Common Stock at a price per security equal to the quotient of $15,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an “**Event of Default**”, provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company’s failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company’s failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company’s repayment obligation to the Investor under this Note shall be on parity with the Company’s obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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